Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to suspend Russian operations

Toronto, Ontario, March 2, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” and the “Company”) is deeply concerned about the loss of life and destruction in Ukraine and wishes to express its sympathy and support for the people who are suffering because of this tragic situation.

The Company today is announcing a donation of $1,000,000 to the Canadian Red Cross Ukraine Humanitarian Crisis Appeal to assist those people most in need. Kinross is hopeful for a peaceful and diplomatic solution in Ukraine.

The Company is suspending all activities at its Udinsk development project. The Company is also in the process of suspending operations at its Kupol mine, with the focus on the safety and well-being of its more than 2,000 employees and in recognition of its obligations to manage and mitigate the mine's environmental impact on an ongoing basis.

The Company intends to adhere to all sanctions and legal restrictions that have, or will be, announced by relevant governments.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile, Ghana and Canada. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Source: Kinross Gold Corporation

 www.kinross.com